UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 4, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 4 November 2019 entitled ‘VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES’

RNS: 1188S

Vodafone Group Plc

4 November 2019

4 November 2019

VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES

•                  Vodafone appoints Vivek Badrinath as CEO of its new European tower business

•                  Group management structure to be simplified with the removal of Vodafone’s Rest of World regional organisation

•                  Shameel Joosub, CEO of Vodacom Group, to join Vodafone’s Executive Committee

Vodafone Group Plc (“Vodafone”) today announced that Vivek Badrinath will be appointed Chief Executive of its new European tower company, referred to as ‘TowerCo’, effective 1 April 2020. In line with our previous announcement in July, TowerCo[1] will be legally separated into a new organisation and will become operational by May 2020, with a senior team in place by that time. Capturing the industrial benefits from network sharing, achieving operational efficiencies and pursuing monetisation opportunities for passive tower infrastructure are key elements of Vodafone’s strategy to improve asset utilisation.

Vivek Badrinath is currently the Chief Executive of Vodafone’s Rest of World operations. He has extensive telecoms and technology leadership experience from his role at Vodafone and his previous roles at Orange, where he was Deputy Chief Executive and prior to that led its global networks and operations division. Before joining Vodafone, Vivek was Deputy Chief Executive of international hospitality group AccorHotels.

Nick Read, Chief Executive of Vodafone, said: “I’m pleased that Vivek, one of our most experienced senior executives, will be leading our new tower business. We believe that there is significant scope to generate operational efficiencies and increase tenancy ratios across our tower portfolio, and that we will be able to unlock value for shareholders.”

Vodafone also announces today that it will simplify its management structure with the removal of the Rest of World regional organisation, from the beginning of FY20/21. Following this reorganisation, Shameel Joosub, the Chief Executive of Vodacom Group, will be joining Vodafone’s Executive Committee, effective 1 April 2020.

Nick Read said: “I look forward to welcoming Shameel to Vodafone’s Executive Committee. This appointment will streamline the management of our businesses and reflects the significance of Vodacom within the Group. Shameel has led our African operations through a period of sustained growth and he will be an excellent addition to our senior team.”

Shameel Joosub became Chief Executive of Vodacom Group in September 2012. Prior to that, Shameel was Chief Executive of Vodafone Spain, and before that, he was the Managing Director of Vodacom South Africa. Shameel is a member of Vodacom Group’s Board and in August 2017, he was appointed a Non-Executive Director and member of the Audit committee of Safaricom, the leading Kenyan communications company.

[1] Vodafone has one of Europe’s largest tower portfolios, comprising approximately 61,700 towers across 10 countries, with 75% of these sites in the major markets of Germany, Italy, Spain and the UK. When Vodafone announced the creation of its TowerCo in July 2019, it estimated its towers business could generate proportionate annual revenue and EBITDA of around €1,700 million and €900 million respectively.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

Notes to Editors

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 4, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary